EXHIBIT A

DISCLAIMER OF BENEFICIAL OWNERSHIP

EnergySolutions, Inc.
Common Stock
7,937,368 shares

Aletheia Research and Management, Inc. (“Aletheia”) is an investment advisor registered under Section 203 of the Investment Advisors Act of 1940 and serves in such capacity for a number of managed accounts and funds. In its role as an investment advisor or manager, Aletheia possesses investment and/or voting power over the securities of the Issuer discussed in this schedule. Aletheia disclaims beneficial ownership of such securities. In addition, the filing of this Schedule 13G shall not be construed as an admission that the reporting person or any of its affiliates is the beneficial owner of any securities covered by this Schedule 13G for any purposes other than Section 13(a) of the Securities Exchange Act of 1934.